Exhibit (a)(5)(xviii)

SPARK Q&A REGARDING WITHDRAWAL AND REFILING NOTIFICATION

1. What is the purpose of the FTC (Federal Trade Commission) withdraw and refile notification?
In order to provide the FTC with additional time to complete its current review, the parties have elected to withdraw and refile the notification form with the FTC. This was done in agreement with Spark and the relevant FTC stakeholders and is not unusual in a transaction of this type.

2. Is there a problem with the on-going FTC review?
As a matter of policy, we do not comment on ongoing FTC reviews.

3. What is the Federal Trade Commission’s (FTC) role in general?

The FTC is a bipartisan federal agency with a dual mission to protect consumers and promote competition. The FTC typically monitors business practices and reviews potential mergers to ensure that the market works according to consumer preferences.
(source: www.ftc.gov)

4. Can you give more details about the FTC review?

No. As a matter of policy, we do not comment on ongoing FTC reviews.

5. Are the FTC concerns mainly around haemophilia?

As a matter of policy, we do not comment on ongoing FTC reviews.

6. Is the transaction at risk?
Both Roche and Spark were aware that FTC review and clearance would be required for the transaction. This step in the process allows the FTC more time to complete its review and is not unusual in a transaction of this type.

As a result of the withdrawal and refiling, the conditions to the tender offer are not expected to be satisfied at the currently scheduled expiration of the tender offer. Therefore, Roche is extending the offering period, which was previously scheduled to expire on Thursday, May 2, 2019, until Monday, June 3, 2019 in order to provide additional time for the FTC to complete its review and for the satisfaction of the conditions to the tender offer.

In a transaction of this type, a significant portion of shareholders customarily tender their shares during the last day of the tender offer period. Therefore, we do not view the level of tendered shares at this time as in any way indicative of shareholder support for the transaction.

7. Is this related to the recent lawsuit filed on behalf of Spark shareholders?

As a matter of policy, we cannot comment on legal matters.

8. Does this change the previously stated estimate of Q2 deal closing?
There is no change in assumptions. We expect it will be completed according to our guidance in the first half of 2019.

9. Are there concerns about shareholder support?

We believe our offer, which has been unanimously recommended by the board of Spark, to be full and fair. Shareholders need to tender more than 50 percent of the total number of shares of Spark common stock outstanding in order to satisfy the minimum condition to complete the tender offer.

In a transaction of this type, a significant portion of shareholders customarily tender their shares during the last day of the tender offer period. Therefore, we do not view the level of tendered shares at this time as in any way indicative of shareholder support for the transaction.

10. On April 3 you communicated that approximately 29.4% of Spark's outstanding Shares have been validly tendered and received. Now on April 26, you have communicated a lower percentage (26.1%). Is this an indication that shareholders are less supportive of the deal?

In a transaction of this type, a significant portion of shareholders customarily tender their shares during the last day of the tender offer period. A change in the number of tendered shares during the tender offer period is not unusual. Until the end of the offer period, shareholders have the right to tender their shares, withdraw and re-tender them. Therefore, we do not view the level of tendered shares at this time as in any way indicative of shareholder support for the transaction.